Filed Pursuant to Rule 163
Registration Statement No. 333-213058

New Residential Announces Public Offering of Common Stock

NEW YORK — (BUSINESS WIRE) — August 10, 2016 — New Residential Investment Corp. (NYSE: NRZ; “New Residential” or the “Company”) announced today its intention to offer 20,000,000 shares of its common stock in an underwritten public offering, subject to market conditions. The underwriters may offer the shares from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

In connection with the offering, the Company expects to grant the underwriters an option for a period of 30 days to purchase up to an additional 3,000,000 shares of common stock.

The Company intends to use the net proceeds from this offering (i) to fund a portion of its previously announced acquisitions of approximately $33 billion unpaid principal balance (“UPB”) of conventional mortgage servicing rights (“MSRs”) from Walter Investment Management Corp. (NYSE: WAC) (“Walter”) pursuant to an agreement, subject to certain closing conditions, and approximately $35 billion UPB of MSR representing substantially all of the assets of Walter Capital Opportunity, LP and its subsidiaries and certain related assets of Walter, based on an agreement in principle subject to the execution of definitive binding agreements (collectively, the “Walter Transactions”) and (ii) for general corporate purposes.  In the event that all or any portion of the Walter Transactions are not completed, the Company intends to use the net proceeds from this offering for general corporate purposes, including, but not limited to, making additional investments.

 Citigroup, Barclays, J.P. Morgan and UBS Investment Bank are acting as the underwriters for the offering.

The offering will be made pursuant to the Company’s effective shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). The offering will be made only by means of a prospectus and a related prospectus supplement. Prospective investors should read the prospectus supplement and the prospectus in that registration statement and other documents the Company has filed or will file with the SEC for more complete information about the Company and the offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus and prospectus supplement may be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (800) 831-9146; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, email: Barclaysprospectus@broadridge.com, telephone: (800) 831-9146; J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204; or UBS Investment Bank, Attn: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, telephone: (888) 827-7275.

This press release does not constitute an offer to sell or the solicitation of an offer to buy shares of common stock, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ABOUT NEW RESIDENTIAL

New Residential focuses on opportunistically investing in, and actively managing, investments related to residential real estate. The Company primarily targets investments in mortgage servicing related assets and other related opportunistic investments. New Residential is organized and conducts its operations to qualify as a real estate investment trust for federal income tax purposes. The Company is managed by an affiliate of Fortress Investment Group LLC (NYSE: FIG), a global investment management firm.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to statements relating to the offering and the intended use of proceeds of the offering. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, many of which are beyond our control. The Company can give no assurance that its expectations will be attained. Accordingly, you should not place undue reliance on any forward-looking statements contained in this press release.

For a discussion of some of the risks and important factors that could affect such forward-looking statements, see the sections entitled “Risk Factors” in the prospectus supplement and the prospectus related to the offering and in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in the prospectus supplement related to the offering from the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. In addition, new risks and uncertainties emerge from time to time, and it is not possible for the Company to predict or assess the impact of every factor that may cause its actual results to differ from those contained in any forward-looking statements. Such forward-looking statements speak only as of the date of this press release. The Company expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Source: New Residential Investment Corp.
Investor Relations
212-479-3150

The Company may file a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the company will arrange to send you the prospectus after filing if you request it by calling 212-479-3150 .